08028438

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52589

RECEIVED 2008 FEB 29 AM 7:31 SEC / MR

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anderson LeNeave & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Fairview Road, Suite 625
(No. and Street)

Charlotte	North Carolina	28210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory M. LeNeave 704-552-9212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

525 North Tryon Street, Suite 1800	Charlotte	North Carolina	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2008 BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

PROCESSED MAR 20 2008 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregory M. LeNeave, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderson LeNeave & Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

President

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSON LENEAVE & CO.

Financial Statements
and
Accompanying Information
for the Years Ended
December 31, 2007 and 2006

ANDERSON LENEAVE & CO.

Contents

	Page
Report of Independent Auditors	2
Statements of Financial Condition	3
Statements of Income	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-10
Accompanying Information	
Report of Independent Auditors on Accompanying Information	11
Schedule 1 - Computation of Net Capital and Net Capital Ratio	12
Schedule 2 - Material Inadequacies - Rule 17a-5(j)	13
Report on Internal Control Required by SEC Rule 17a-5	14-15

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Auditors

To the Stockholder of
Anderson LeNeave & Co.
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of Anderson LeNeave & Co. (the "Company") as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anderson LeNeave & Co. as of December 31, 2007 and 2006, and the results of its operations, changes in stockholder's equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 18, 2008

ANDERSON LENEAVE & CO.

Statements of Financial Condition

Assets

	December 31, 2007	December 31, 2006
Cash and cash equivalents	$ 254,256	$ 209,232
Accounts receivable, net	1,507	11,927
Property and equipment, net of accumulated depreciation	-	-
Prepaid expenses and other assets	25,486	24,124
Total assets	$ 281,249	$ 245,283

Liabilities and Stockholder's Equity

	December 31, 2007	December 31, 2006
Accrued expenses	$ -	$ -
Total liabilities	-	-
Common stock, no par value, 100,000 shares authorized, 66 shares issued and outstanding	66	66
Retained earnings	281,183	245,617
Total stockholder's equity	281,249	245,683
Total liabilities and stockholder's equity	$ 281,249	$ 245,683

See notes to financial statements.

ANDERSON LENEAVE & CO.

Statements of Income

	Year ended December 31, 2007	Year ended December 31, 2006
Revenues		
Success fees	$ 1,156,797	$ 1,833,056
Advisory fees	182,108	100,000
Referral fees	-	37,089
Other income	51,085	13,771
Total revenues	1,389,990	1,983,916
Expenses		
Compensation and benefits	845,622	891,705
Contract services	6,572	11,160
Rent	57,245	53,758
Insurance	36,192	30,251
Professional fees	9,285	7,931
Payroll taxes	24,205	23,136
Depreciation	-	1,443
Bad debt expense	-	251,014
Other operating expenses	75,303	86,217
Total expenses	1,054,424	1,356,615
Net income	$ 335,566	$ 627,301

See notes to financial statements.

ANDERSON LENEAVE & CO.

Statements of Changes in Stockholder's Equity

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2006	$ 66	$ 218,316	$ 218,382
Net Income	-	627,301	627,301
Distributions to stockholder	-	(600,000)	(600,000)
Balance, December 31, 2006	66	245,617	245,683
Net Income	-	335,566	335,566
Distributions to stockholder		(300,000)	(300,000)
Balance, December 31, 2007	$ 66	$ 281,183	$ 281,249

See notes to financial statements.

ANDERSON LENEAVE & CO.

Statements of Cash Flows

	Year ended December 31, 2007	Year ended December 31, 2006
Cash flows from operating activities		
Net income	$ 335,566	$ 627,301
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	-	1,443
Bad debt expense	-	251,014
(Increase) decrease in receivables	10,420	(240,430)
(Increase) in prepaid expenses and other assets	(1,362)	(1,623)
(Decrease) in accrued expenses	-	(864)
Net cash provided by operating activities	344,624	636,841
Cash flows from financing activities		
Distributions to stockholder	(300,000)	(600,000)
Net cash used in financing activities	(300,000)	(600,000)
Net increase in cash and cash equivalents	44,624	36,841
Cash and cash equivalents at beginning of year	209,632	172,791
Cash and cash equivalents at end of year	$ 254,256	$ 209,632

See notes to financial statements.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
Years ended December 31, 2007 and 2006

Note 1 - Nature of operations

Anderson LeNeave & Co. (the "Company"), a North Carolina corporation, is a full-service investment banking firm providing corporate finance services, including merger and acquisition advisory services and private financing placement and advisory services to middle market companies. The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities.

Note 2 - Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Trade accounts receivable are stated less an allowance for doubtful accounts. Credit is extended to customers after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible. In 2007, the Company did not incur any bad debt expense. In 2006, the Company recorded bad debt expense of $251,014 relating to a single customer which filed for bankruptcy during the second quarter. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company did not deem an allowance for doubtful accounts to be necessary as of December 31, 2007 and 2006.

Property and equipment

The Company capitalizes all major expenditures according to accounting principles generally accepted in the United States of America. The Company's policy is to expense fixed asset purchases under $2,500. Fixed assets are stated at cost and depreciated over their estimated useful lives using the straight-line method. The depreciable life for furniture, fixtures and equipment is seven years. The depreciable life for computer hardware, software and phone system is five years.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
Years ended December 31, 2007 and 2006

Note 2 - Summary of significant accounting policies (continued)

Fee Revenue

The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Company recognizes upfront advisory fees as revenue upon receipt. Upfront fees typically represent less than 10% of the expected revenue from a transaction. The remainder of any fee due to the Company is typically paid only upon the closing of a related transaction.

The Company receives referral fees and a percentage of quarterly maintenance fees for referrals made to a customer, provided the referral enrolls in the customer's services. The Company is entitled to receive referral fees for as long as the referral remains enrolled in the customer's service. Referral fees are recognized when earned based upon the terms of signed agreements. Revenues from advisory fee arrangements are recognized in the period earned.

Other revenues relate primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

Advertising

Advertising costs are expensed as incurred.

Income taxes

The Company has elected to be treated as an S Corporation for state and federal income tax purposes. As such, substantially all income of the Company is reported by the stockholder on his individual income tax returns. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Note 3 - Property and equipment

Property and equipment at December 31 consists of the following:

	2007	2006
Computer equipment	$ 19,219	$ 19,219
Office furniture and equipment	25,000	25,000
Computer software	3,711	3,711
Total property and equipment, gross	47,930	47,930
Less: Accumulated depreciation	(47,930)	(47,930)
Total property and equipment, net	$ -	$ -

ANDERSON LENEAVE & CO.

Notes to Financial Statements
Years ended December 31, 2006 and 2005

Note 4 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with the Company's Focus Report as of December 31, were as follows:

	2007	2006
Net capital	$254,256	$209,632
Net capital ratio (ratio of indebtedness to capital)	Less than 1%	Less than 1%

Note 5 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 6 - Profit sharing plan

Employees of the Company who are at least 21 years old and have completed one year of service are eligible to participate in the Anderson LeNeave & Co. Profit Sharing Plan (the Plan).

The Plan allows the Company to make discretionary contributions on behalf of eligible employees of up to 20% of each employee's compensation, subject to statutory limitations. The Company made discretionary contributions of $90,000 and $118,000 to the Plan for the years ended December 31, 2007 and 2006, respectively. Participants vest in their portion of employer contributions over a five-year period.

Note 7 - Supplemental cash flow information

As the Company has elected to be treated as an S Corporation for state and federal income tax purposes, no cash was paid for income taxes in 2007 or 2006. The Company did not incur interest expense in 2007 or 2006.

Note 8 - Operating lease

The Company leases its office space under a 5-year non-cancelable operating lease, which expires in March 2011.

Future minimum lease payments at December 31, 2007 are as follows:

Year	Amount
2008	$63,975
2009	$65,894
2010	$67,871
2011	$17,498

Note 8 - Operating lease (continued)

Lease expense was $57,245 and $53,758 for the years ended December 31, 2007 and 2006, respectively.

Note 9 - Concentration of credit risk

The Company places its cash and cash equivalents on deposit with a North Carolina financial institution. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. From time-to-time, the Company may have balances in excess of the FDIC insured limit.

ACCOMPANYING INFORMATION

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Auditors on Accompanying Information

To the Stockholder of
Anderson LeNeave & Co.
Charlotte, North Carolina

We have audited the accompanying financial statements of Anderson LeNeave & Co. as of and for the years ended December 31, 2007 and 2006, and have issued our report thereon dated January 18, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages twelve and thirteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 18, 2008

Schedule 1

ANDERSON LENEAVE & CO.

Computation of Net Capital and Net Capital Ratio

Rule 15c3-1

	Year Ended December 31, 2007	Year Ended December 31, 2006
Stockholder's Equity	$ 281,249	$ 245,683
Less:		
Property and equipment, net of accumulated depreciation	-	-
Other nonallowable assets	26,993	36,051
Net capital adjustments	26,993	36,051
Net capital	$ 254,256	$ 209,632
Aggregate indebtedness	$ -	$ -
Ratio of indebtedness to capital	0.00%	0.00%

Schedule 2

ANDERSON LENEAVE & CO.

Material Inadequacies - Rule 17a-5(j)

Years Ended December 31, 2007 and 2006

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5

To the Stockholder of
Anderson LeNeave & Co.
Charlotte, North Carolina

In planning and performing our audits of the financial statements of Anderson LeNeave & Co. (the "Company") for the years ended December 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the Commission's objectives.

This report is intended solely for the use of the Company's management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 18, 2008